ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

December 13, 2024

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. David L. Orlic

Re:         GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On November 25, 2024, David L. Orlic (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 231 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 280 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Multi-Asset Credit Fund (“MAC Fund”) and GMO MAC Implementation Fund (“MAC Implementation Fund”), each a series of the Registrant (collectively, the “Funds”), and filed with the SEC on October 7, 2024 (the “485(a) Amendment”). Responses to the comments are set forth below. As applicable, these responses will be reflected in Post-Effective Amendment No. 232 under the Securities Act and Amendment No. 281 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around December 21, 2024 (the “485(b) Amendment”). Please note that we have provided collective responses to any global comments that were applicable to the Funds. Defined terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.	For each Fund: Please file a response letter and provide the Staff with the completed “Annual Fund operating expenses” table and expense example for the Fund at least five days prior to the effective date of the Registration Statement.

Response: The requested information was provided to the Staff Reviewer via electronic mail on December 13, 2024.

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2.	For each Fund: Please confirm whether GMO is able to recoup fees waived or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to the Fund’s “Annual Fund operating expenses” table in the “Fund Summary” section of the Prospectus.

Response: The Registrant confirms that, with respect to Multi-Asset Credit Fund, GMO is able to recoup (or “recover”) expenses that it has borne or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to the “Annual Fund operating expenses” table. The Registrant notes that the Fund is not obligated to pay any recoupment with respect to an expense more than three years after GMO bore or reimbursed the expense and that no recoupment will cause the Fund to exceed the expense limitation set forth in the footnotes to the table or any lower expense limit as in effect at the time GMO seeks to recoup expenses. The Registrant confirms that disclosure to this effect will be included in the footnotes to the Fund’s “Annual Fund operating expenses” table in the 485(b) Amendment.

The Registrant confirms that, with respect to MAC Implementation Fund, GMO will not recoup waived or reimbursed fees with respect to the expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table.

3.	For each Fund: With respect to the expense reimbursement and/or fee waiver shown in the Fund’s “Annual Fund operating expenses” table in the “Fund Summary” section of the Prospectus, please confirm that the contractual arrangements to reimburse and/or waive such expenses and fees will remain in effect for a period of at least one year from the effective date of the 485(b) Amendment.

Response: The Registrant confirms that the contractual arrangements to reimburse and/or waive such expenses and fees for the Fund will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing. The Registrant further confirms that it will amend its disclosure such that all footnotes describing the applicable fee waivers and expense reimbursements state that the contractual arrangement will continue through at least one year from the effective date of the 485(b) Amendment.

4.	For Multi-Asset Credit Fund only: The Staff notes that the description of the Fund’s principal investment strategies in the “Fund Summary” section of the Prospectus states that the Fund is “a fund of funds and invests primarily in other funds managed by GMO whether now existing or created in the future.” Please confirm that the Fund will comply with Section 12(d) of the Investment Company Act.

Response: The Registrant so confirms.

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5.	For Multi-Asset Credit Fund only: If the Fund is expected to make greater than 25% investments in an affiliated fund, disclose the name of the underlying fund, explain its main strategies, and disclose its associated principal risks.

Response: The Registrant notes that the description of the Fund’s principal investment strategies states that the Fund invests primarily in other funds managed by GMO whether now existing or created in the future (“underlying GMO Funds”) and identifies each of the specific underlying GMO Funds in which investments are currently contemplated (namely, GMO MAC Implementation Fund, GMO Emerging Country Debt Fund, GMO High Yield Fund, GMO Opportunistic Income Fund and GMO Systematic Investment Grade Credit ETF). The Registrant further notes that the description of the Fund’s principal investment strategies reflects the investment exposures that the Fund expects to obtain through any investments in these underlying GMO Funds and that the discussion of the principal risks of the Fund includes the risks associated with the Fund’s investments in underlying GMO Funds. The Registrant confirms that, to the extent the Fund is expected to make greater than 25% investments in any other underlying GMO Fund, similar disclosure would be added to the Registration Statement with respect to that underlying GMO Fund.

6.	For each Fund: Please confirm that any applicable fund of funds investment agreements between acquiring funds and acquired funds have been, or will be, filed.

Response: Although the Registrant does not currently expect the Funds to enter into any fund of funds investment agreements in reliance on Rule 12d-4 under the Investment Company Act, the Registrant confirms that any such agreements the Fund enters into in the future will be filed with the SEC.

7.	For Multi-Asset Credit Fund only: The Staff notes that, as stated in the description of the Fund’s principal investment strategies in the “Fund Summary” section of the Prospectus, “[t]he models and techniques used by GMO take into account value criteria, quality factors (including ESG (environmental, social, and governance) criteria in some cases), momentum, and liquidity.” Given GMO’s consideration of ESG factors in respect of the Fund, please consider including ESG-specific risk disclosure under the heading “Principal risks of investing in the Fund” in the “Fund Summary” section or explain supplementally why ESG-specific risk disclosure is not warranted.

Response: The Registrant notes that, as indicated in the referenced disclosure, ESG criteria represent just some of many factors GMO considers in respect of a Fund and may not be considered in all cases. The Registrant further notes that an additional discussion of the role of ESG considerations in GMO’s investment process for the Fund is provided in the section “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations” of the Prospectus, which includes disclosure stating, among other things, that the consideration of ESG criteria as part of the Fund’s investment process does not mean that the Fund pursues a specific “ESG” investment strategy or that GMO considers ESG criteria for every investment the Fund makes. As such, the Registrant believes that adding an ESG-specific risk factor in the discussion of the Funds’ principal risks could potentially confuse investors by suggesting that ESG criteria play a more significant role in a Fund’s investment process than is actually the case and/or that GMO seeks to achieve ESG-related goals as part of a Fund’s investment objective (which is not the case). Given this, after careful consideration, the Registrant has determined not to add ESG-specific risk disclosure in response to the Staff’s comment.

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8.	For Multi-Asset Credit Fund only: The Staff notes that the description of the Fund’s principal investment strategies in the “Fund Summary” section of the Prospectus references investments in leveraged loans. Please disclose in the Prospectus that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: Multi-Asset Credit Fund is expected to initially invest only in underlying GMO Funds and not to have any direct exposure to leveraged loans. Multi-Asset Credit Fund expects to obtain exposure to leveraged loans indirectly through its investment in MAC Implementation Fund. MAC Implementation Fund expects to obtain its exposure to leveraged loans through cash settled derivatives (for example, through a total return swap on a broad-based leveraged loan index), which typically offer much better liquidity and shorter settlement periods than transactions in leveraged loans. To the extent either of the Funds expect to invest directly in leveraged loans with extended settlement periods, the Registrant will include appropriate disclosure regarding the liquidity risks associated with such investments.

9.	For each Fund: The Staff notes that “Smaller Company Risk” is listed as a principal risk of investing in the Fund. Please consider whether the description of the Fund’s principal investment strategy section should be revised to explicitly address the Fund’s investments in smaller companies.

Response: The requested change has been made.

10.	For MAC Implementation Fund only: The Staff notes that the description of the Fund’s principal investment strategies in the “Fund Summary” section of the Prospectus states that the investment strategies GMO pursues for the Fund are intended to complement the strategies it is pursuing for Multi-Asset Credit Fund. Please consider including further disclosure explaining how this Fund is intended to complement Multi-Asset Credit Fund.

Response: The Registrant believes that the referenced disclosure, when read together with the rest of the description of the Fund’s and Multi-Asset Credit Fund’s principal investment strategies, appropriately explains how the Fund (which invests in a portfolio of fixed income instruments of varying maturities) is intended to complement the strategies GMO pursues for Multi-Asset Credit Fund (which invests in the sectors within the fixed income market that GMO believes offer the most attractive risk-adjusted returns).

11.	For MAC Implementation Fund only: The Staff notes that the Fund may invest in exchange-traded funds. Please confirm whether the Fund will have an “Acquired Fund Fees and Expenses” line item in its “Annual Fund operating expenses” table.

Response: The Registrant currently expects that any investments by the Fund in exchange-traded funds and other acquired funds, as estimated for the Fund’s initial fiscal year, will result in indirect net expenses of less than 0.01% of the Fund’s average net assets. As such, consistent with Instruction 3(f)(i) to Item 3 of Form N-1A, the expenses associated with those investments will be included under the subcaption “Other expenses” in the Fund’s “Annual Fund operating expenses” table. The Registrant also references the disclosure in the section “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Fee and Expense Information—Annual Fund Operating Expenses – Other Expenses and Acquired Fund Fees and Expenses” of the Prospectus, which states that the indirect net expenses associated with the Fund’s investment (if any) in underlying funds will be reflected in “Other expenses” if those expenses are expected to be less than 0.01% of the Fund’s average net assets and will be reflected in the “Annual Fund operating expenses” table under “Acquired fund fees and expenses” if those expenses are expected to be 0.01% or more of the Fund’s average net assets.

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12.	For MAC Implementation Fund only: The Staff notes that the first paragraph under the heading “Principal risks of investing in the Fund” in the “Fund Summary” section of the Prospectus identifies the Fund as a non-diversified investment company under the Investment Company Act. Given the Fund’s non-diversified status, please include “Non-Diversified Risk” as a standalone principal risk in that section.

Response: The Registrant notes that, in addition to identifying the Fund as a non-diversified investment company, the referenced disclosure states that, given that status, “a decline in the market price of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were a diversified investment company.” The Registrant believes that this disclosure appropriately summarizes the principal risks associated with the Fund’s non-diversified status, consistent with the requirements of Item 4(b) of Form N-1A. The Registrant notes that the placement of this disclosure in the lead-in paragraph under the heading “Principal risks of investing in the Fund” is intended to delineate this risk, which results from the Fund’s classification under Section 5(b) of the Investment Company Act, from the Fund’s other principal risks, which are generally based on the Fund’s principal investment strategies. The Registrant further notes that “Non-Diversified Funds” risk is included as a standalone risk in the section “Description of Principal Risks” in the Prospectus. Given this, the Registrant respectfully declines to make the requested change.

13.	For Multi-Asset Credit Fund only: The Staff notes that the disclosure under the heading “Non-Diversified Funds” in the section “Description of Principal Risks” in the Prospectus identifies MAC Implementation Fund as a non-diversified investment company and describes the risks associated with its non-diversified status. Please confirm whether Multi-Asset Credit Fund is a diversified investment company and, if not, please make it clear that the risks described under the heading “Non-Diversified Risk” also apply it.

Response: The Registrant confirms that Multi-Asset Credit Fund is a diversified investment company and that, as such, the risks disclosed under the heading “Non-Diversified Risk” do not apply to it.

14.	For each Fund: Please confirm that any relevant advisory agreements and expense limitation agreements will be included as exhibits to the 485(b) Amendment.

Response: The Registrant confirms that the 485(b) Amendment will include as exhibits any relevant advisory agreements and expense limitation agreements.

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Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP